Supplement

                                                                November 5, 2003
                                                        Toyota Motor Corporation

       Comparison of Consolidated Financial Results for FY2003 Semi-Annual
                  under Japanese and U.S. Accounting Standards

FY2003 semi-annual (April 1, 2002 through September 30, 2002)                                                      (Billion yen)
 ------------------------ ------------ ---------------------------------------------------------------------------- -----------
                                                                        Differences
 ------------------------ ------------ --------------- --------------- --------------- --------------- ------------ -----------
                                             (1)             (2)             (3)             (4)
                                           Scope of       Reporting       Gains on       Impairment                     U.S.
Category                  Japanese      consolidation      category      transfer of         on           Other      standards
                          standards                     of equity in        the         marketable
                                                         earnings of   substitutional    securities
                                                          affiliated   portion of the
                                                          companies       employee
                                                                        pension fund
 ------------------------ ------------ --------------- --------------- --------------- --------------- ------------ -----------
 Net                        7,886.6         (205.3)               -               -               -       (67.9)     7,613.4
 revenues
 ------------------------ ------------ --------------- --------------- --------------- --------------- ------------ -----------
 Income before income         980.0          (48.2)          (51.6)         (162.5)          (23.9)         20.6       714.4
 taxes, minority
 interest (and equity
 in earnings of
 affiliated companies*)
 ------------------------ ------------ --------------- --------------- --------------- --------------- ------------ -----------

* Indicates the comparison between "Income before income taxes and minority interest in consolidated subsidiaries" under Japanese GAAP and "Income before income taxes, minority interest and equity in earnings of affiliated companies" under U.S. GAAP.

(1)  Scope of Consolidation
     The consolidation scope under the U.S. standards is determined based on the ownership of voting shares (more than 50%). Therefore, those companies that are consolidated according to the control basis under the Japanese standards are excluded from the scope of consolidation.

(2)  Reporting Category of Equity in Earnings of Affiliated Companies
     "Equity in earnings of affiliated companies" reported as non-operating income under the Japanese standards is not included in "income before income taxes, minority interest and equity in earnings of affiliated companies" under the U.S. standards, therefore the figure for this item has been reclassified.

(3)  Gains on Transfer of the Substitutional Portion of the Employee Pension
     Fund
     Under the U.S. standards, gains or losses on transfer of the substitutional portion of the employee pension fund are recognized at the time of the actual transfer, therefore "gains on transfer of the substitutional portion of the employee pension fund," recognized under the Japanese standards, is not recognized.

(4)  Impairment on Marketable Securities
     Losses from impairment on certain marketable securities whose acquisition costs under the U.S. standards exceed those under the Japanese standards are recognized.